Exhibit 99.2

Notice of Availability of Meeting Materials for Glass

House Brands Inc. Annual General and Special Meeting of Shareholders to be held on June 23, 2023

Meeting Date and Time: 11:00 a.m. (Pacific Time) on June 23, 2023

Location: 645 Laguna Road, Camarillo, California, 93012

You are receiving this notification because Glass House Brands Inc. (the “Company”) has opted to use the “notice-and-access” system for delivery of meeting materials to its shareholders in respect of its annual general and special meeting of shareholders to be held on June 23, 2023 (the “Meeting”).

Instead of receiving paper copies of the notice of Meeting and management information circular of the Company with respect to the Meeting dated May 17, 2023 (the “Circular”), under “notice-and-access” shareholders are receiving this notice with information on how to access the Circular and proxy-related materials (collectively, the “Meeting Materials”) electronically. However, together with this notification, shareholders will continue to receive a proxy or voting instruction form, as applicable, to enable them to vote at the Meeting, together with a supplemental mailing list request card to complete if you wish to receive paper copies of the Company’s financial statements and related management’s discussion and analysis. The use of electronic delivery of the Meeting Materials is more environmentally friendly and cost effective for the Company, reducing the Company’s paper and printing use and printing and mailing costs. This communication is not a form for voting and presents only an overview of the more complete information in the Circular which contains important information and can be accessed online as provided below. Shareholders are reminded to review Circular prior to voting.

These Meeting Materials are available at:

https://ir.glasshousebrands.com/agm

OR

www.sedar.com

Only shareholders who own shares of the Company at the close of business on the record date of May 9, 2023 may vote at the Meeting or any adjournment or postponement of the Meeting.

Obtaining Paper Copies of the Meeting Materials

Shareholders may request to receive paper copies of the Meeting Materials by mail at no cost. Requests for paper copies must be received by June 9, 2023 in order to receive the paper copy in advance of the Meeting. The Meeting Materials will be sent to such shareholders within three business days of their request if such requests are made before the Meeting. Following the Meeting, the Circular will be sent to such shareholders within 10 days of their request. Shareholders may request to receive a paper copy of the Meeting Materials for up to one year from the date the Meeting Materials were filed on www.sedar.com.

For more information regarding notice-and-access or to obtain a paper copy of the Meeting Materials you may contact our transfer agent, Odyssey Trust Company, via www.odysseycontact.com or by phone at 1- 888-290-1175 (toll-free within North America) or 1-587-885-0960 (direct from outside North America).

Notice of Meeting

The resolutions to be voted on at the Meeting, described in detail in the Circular, are as follows:

•	ELECTION OF DIRECTORS: For all shareholders of the Company other than holders of limited voting shares of the Company, to elect directors of the Company for the ensuing year. See the section entitled “Business to be Transacted at the Meeting – Election of Directors” in the Circular.

•	APPOINTMENT OF AUDITORS: To re-appoint Macias Gini & O'Connell LLP as auditor of the Company for the ensuing year and to authorize the directors to fix their remuneration. See the section entitled “Business to be Transacted at the Meeting – Appointment of Auditor” in the Circular.

•	AMENDMENT TO THE ARTICLES: To consider and, if deemed advisable, to adopt a special resolution, the full text of which is reproduced in Schedule “B” of the Circular, to extend the “sunset” date for the Company’s multiple voting shares until June 29, 2027. For more information, see “Business to be Transacted at the Meeting – Amendment to the Articles of the Company” in the Circular.

Voting

YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities, please refer to the instructions on the enclosed proxy or voting instruction form. Your proxy or voting instruction form must be received by 11:00 a.m. Pacific Time on June 21, 2023 or two business days preceding the date of any adjournment or postponement of the Meeting.

Annual Financial Statements

The Company is providing paper copies or emailing electronic copies of its annual financial statements, including the auditor’s report thereon, and accompanying management’s discussion and analysis to registered shareholders and beneficial shareholders that have requested to receive annual financial statements including the auditor’s report thereon, and accompanying management’s discussion and analysis and have indicated a preference for either delivery method. Otherwise, the annual financial statements and related management’s discussion and analysis are available under the Company’s profile at www.sedar.com or on the Company’s website at https://ir.glasshousebrands.com/agm.